UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No.2)*

                    Under the Securities Exchange Act of 1934


                           Natural Health Trends Corp.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    63888P109
                                 (CUSIP Number)

                                Abraham Weinzimer
                                3 Shetland Court
                               Dix Hills, NY 11746
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2001
             (Date of Event Which Requires Filing of This Statement)

                  If the Filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         63888P109                                                     Page  2 of 10 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Abraham Weinzimer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [       ]           (b)  [        ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                                1,000,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                                0

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                                1,000,000

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,000,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.7%

14       TYPE OF REPORTING PERSON*  IN


Item 1.           Security and Issuer.

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp., a Florida corporation (the "Issuer"). This statement amends and supplements the Reporting Person's Schedule 13D, dated January 31, 2001, as filed with the Securities and Exchange Commission on February 1, 2001 (the "Schedule 13D") and Amendment No. 1 to the Reporting Person's Schedule 13D, dated May 18, 2001, as filed with the Securities and Exchange Commission on May 18, 2001 (the "Amendment No. 1"). The address of the Issuer's principal executive offices is 2161 Hutton Drive, #126, Carrollton, Texas 75006.

Item 2.           Identity and Background.

     See Item 2 of Amendment No. 1.

Item 3.           Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.           Purpose of Transaction.

     See Item 5(c) hereof for a summary of the sales of Common Stock made by the Reporting Person during the past 60 days.

     Subject to and depending upon the availability of prices deemed favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and his evaluation of the factors described above, the Reporting Person may also determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,000,000 shares of Common Stock, which represent 1.7% of the total shares of Common Stock outstanding as of August 6, 2001.

     The percentage for the Reporting Person was calculated using as the denominator the 73,080,946 outstanding shares of Common Stock as of April 17, 2001, based upon the Annual Report on Form 10-KSB filed by the Issuer for the fiscal year ended December 31, 2000.

     (b) The Reporting Person has sole voting and dispositive power with respect to the

1,000,000 shares of Common Stock of the Issuer beneficially owned by him.

     (c) The following is a summary of the sales of Common Stock made by the Reporting Person during the past 60 days:


Date of Sale     Type of Sale         Number of Shares of     Approximate Price
                                      Common Stock            Per Share
07/17/01         Open Market          10,000                  $.065
07/17/01         Open Market          50,000                  $.066
07/17/01         Open Market          25,000                  $.066
07/17/01         Open Market          10,000                  $.062
07/17/01         Open Market          5,000                   $.063
07/17/01         Open Market          5,000                   $.063
07/17/01         Open Market          15,000                  $.062
07/17/01         Open Market          25,000                  $.062
07/17/01         Open Market          55,000                  $.062
07/17/01         Open Market          10,000                  $.06
07/17/01         Open Market          62,000                  $.06
07/17/01         Open Market          23,000                  $.051
07/17/01         Open Market          5,000                   $.056
07/17/01         Open Market          5,000                   $.059
07/17/01         Open Market          5,000                   $.059
07/17/01         Open Market          85,000                  $.057
07/17/01         Open Market          5,000                   $.057
07/25/01         Open Market          38,000                  $.05
07/25/01         Open Market          5,000                   $.053
07/25/01         Open Market          2,000                   $.051
07/25/01         Open Market          5,000                   $.051
07/25/01         Open Market          50,000                  $.051
07/25/01         Open Market          2,900                   $.05
07/25/01         Open Market          5,000                   $.05

Date of Sale     Type of Sale         Number of Shares of     Approximate Price
                                      Common Stock            Per Share
07/25/01         Open Market          5,000                   $.05
07/25/01         Open Market          8,100                   $.05
07/25/01         Open Market          15,000                  $.05
07/25/01         Open Market          10,000                  $.05
07/25/01         Open Market          5,000                   $.05
07/25/01         Open Market          20,000                  $.05
07/25/01         Open Market          19,000                  $.05
07/25/01         Open Market          10,000                  $.05
07/26/01         Open Market          5,000                   $.05
07/26/01         Open Market          5,000                   $.051
07/26/01         Open Market          5,000                   $.051
07/26/01         Open Market          5,000                   $.051
07/26/01         Open Market          10,000                  $.05
07/26/01         Open Market          10,000                  $.05
07/26/01         Open Market          10,000                  $.05
07/26/01         Open Market          20,000                  $.05
07/26/01         Open Market          50,000                  $.05
07/26/01         Open Market          20,000                  $.05
07/26/01         Open Market          20,000                  $.05
07/27/01         Open Market          49,000                  $.05
07/27/01         Open Market          20,000                  $.05
07/27/01         Open Market          20,000                  $.05
07/27/01         Open Market          11,000                  $.05
07/27/01         Open Market          65,000                  $.05
07/27/01         Open Market          5,000                   $.052
07/27/01         Open Market          15,000                  $.052

Date of Sale     Type of Sale         Number of Shares of     Approximate Price
                                      Common Stock            Per Share
07/27/01         Open Market          15,000                  $.051
07/27/01         Open Market          17,000                  $.05
07/27/01         Open Market          5,000                   $.052
07/27/01         Open Market          18,000                  $.052
07/27/01         Open Market          10,000                  $.05
07/27/01         Open Market          50,000                  $.05
07/27/01         Open Market          30,000                  $.05
07/27/01         Open Market          5,000                   $.05
07/27/01         Open Market          10,000                  $.05
07/27/01         Open Market          5,000                   $.05
07/30/01         Open Market          4,382                   $.045
07/30/01         Open Market          95,618                  $.045
07/30/01         Open Market          40,000                  $.045
07/30/01         Open Market          5,000                   $.045
07/30/01         Open Market          5,000                   $.045
07/30/01         Open Market          10,000                  $.045
07/30/01         Open Market          20,000                  $.045
07/31/01         Open Market          10,000                  $.045
07/31/01         Open Market          55,000                  $.042
07/31/01         Open Market          35,000                  $.041
07/31/01         Open Market          30,000                  $.04
07/31/01         Open Market          5,000                   $.042
07/31/01         Open Market          50,000                  $.041
07/31/01         Open Market          5,000                   $.041
07/31/01         Open Market          10,000                  $.04
07/31/01         Open Market          95,000                  $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          50,000                  $.04

Date of Sale     Type of Sale         Number of Shares of     Approximate Price
                                      Common Stock            Per Share
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          10,000                  $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          10,000                  $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          40,000                  $.041
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          5,000                   $.04
07/31/01         Open Market          10,000                  $.04
07/31/01         Open Market          40,000                  $.04
08/01/01         Open Market          5,000                   $.04
08/01/01         Open Market          200,000                 $.04
08/01/01         Open Market          200,000                 $.04
08/01/01         Open Market          200,000                 $.04
08/01/01         Open Market          100,000                 $.04
08/02/01         Open Market          36,200                  $.04
08/02/01         Open Market          65,800                  $.04
08/02/01         Open Market          10,000                  $.04
08/02/01         Open Market          13,000                  $.04
08/02/01         Open Market          50,000                  $.04
08/02/01         Open Market          25,000                  $.04
08/02/01         Open Market          200,000                 $.04
08/02/01         Open Market          195,000                 $.04
08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          23,000                  $.04

08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          10,000                  $.04
08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          50,000                  $.041
08/02/01         Open Market          2,000                   $.04
08/02/01         Open Market          50,000                  $.04
08/02/01         Open Market          50,000                  $.04
08/02/01         Open Market          195,000                 $.04
08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          1,000                   $.04
08/02/01         Open Market          5,000                   $.04
08/02/01         Open Market          30,000                  $.04
08/02/01         Open Market          45,200                  $.04
08/03/01         Open Market          33,000                  $.04
08/03/01         Open Market          72,000                  $.04
08/03/01         Open Market          45,000                  $.04
08/03/01         Open Market          50,000                  $.04
08/03/01         Open Market          28,000                  $.04
08/03/01         Open Market          25,000                  $.04
08/03/01         Open Market          12,000                  $.04
08/03/01         Open Market          30,000                  $.04
08/03/01         Open Market          25,000                  $.04
08/03/01         Open Market          50,000                  $.04
08/03/01         Open Market          30,000                  $.04
08/03/01         Open Market          14,933                  $.04
08/03/01         Open Market          5,000                   $.041
08/03/01         Open Market          90,000                  $.041
08/03/01         Open Market          5,000                   $.041

08/03/01         Open Market          5,000                   $.041
08/03/01         Open Market          100,000                 $.041
08/03/01         Open Market          145,000                 $.042
08/03/01         Open Market          5,000                   $.042
08/03/01         Open Market          50,000                  $.042
08/03/01         Open Market          35,000                  $.042
08/03/01         Open Market          5,000                   $.042
08/03/01         Open Market          50,000                  $.042
08/03/01         Open Market          100,000                 $.042
08/03/01         Open Market          10,000                  $.042
08/03/01         Open Market          89,800                  $.041
08/03/01         Open Market          45,200                  $.043
08/03/01         Open Market          5,000                   $.043
08/03/01         Open Market          50,000                  $.042
08/03/01         Open Market          10,000                  $.042
08/03/01         Open Market          155,000                 $.041
08/03/01         Open Market          5,000                   $.041
08/03/01         Open Market          10,000                  $.041
08/03/01         Open Market          30,000                  $.041

     (d) See Item 6 of the Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 6 of the Schedule 13D.

Item 7.           Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 6, 2001


                                                 /s/ Abraham Weinzimer
                                                 --------------------------
                                                 Abraham Weinzimer

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